Via Facsimile and U.S. Mail
Mail Stop 03-09


April 14, 2005


Mr. Francis E. O`Donnell, Jr., MD
Chairman, Chief Executive Officer and Director
BioDelivery Sciences International, Inc.
2501 Aerial Center Parkway, Suite 205
Morrisville, NC 27560

Re:	BioDelivery Sciences International, Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 001-31361


Dear Dr. O`Donnell:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filings to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your December 31, 2004 Form 10-KSB and respond to these comments within fifteen business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information, as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis or Plan of Operation, page 54

1. We acknowledge your "Pipeline of Proposed Formulations and Products" page 5. However, we believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. Please then disclose the information that follows below for each of your major research and development projects.

a. The costs incurred on the project during each period presented and to date;
b. The nature, timing and estimated costs of the efforts necessary to complete the project;
c. The anticipated completion date;
d. The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely; and, finally
e. The period in which material net cash inflows from each significant project are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, please disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Note 1. Nature of business and summary of significant accounting policies, page F-8

2. We note that you sold to Accentia the rights to your contingent royalty stream under the related license agreement filed as exhibit
10.1, recording revenue pursuant to the transaction of $2.5 million.
In review of your obligation under the supply requirements of section
9 of the license agreement, please provide to us a thorough analysis supporting your revenue recognition policy for this transaction and include the specific authoritative literature used in arriving at your conclusions. Additionally, please disclose your ongoing obligations pursuant to the underlying license agreement and asset purchase agreement.


Note 4. Business Acquisition, page F-15

3. As Arius was a development stage enterprise according to your
8-
K/A filed November 5, 2004, please tell us why you recorded
goodwill
of $2.7 million and licenses of $1.9 million and only allocated
$0.2
million to in-process research and development. Your response should discuss the nature of the licenses acquired and how you use them in your operations. In addition, with respect to the goodwill recorded, please reference the specific authoritative literature used in arriving at your conclusion that this acquisition qualifies as a business combination, rather than an asset acquisition, under both SFAS No. 141 and EITF 98-3.

Exhibits

4. We note that your officers` certifications pursuant to Section
906
of the Sarbanes Oxley Act, filed as Exhibits 32.1 and 32.2, currently refer to your Annual Report on Form 10-KSB for the year ended December 31, 2003. Please revise and file both exhibits to reflect the appropriate date of December 31, 2004. Additionally, it appears that the Chief Financial Officer`s signature date is incorrect.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner, Staff Accountant, at (202)
824-
5548 or Joel Parker, Branch Chief, at (202) 824-5487 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.



      Sincerely,



      Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Francis E. O'Donnell, Jr., MD- Chairman, Chief Executive Officer
and
Director
BioDelivery Sciences International, Inc.
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